

September 18, 2014

Via E-mail
Ms. M. Allison Steiner
Nightingale Onshore Holdings L.P.
Nightingale Offshore Holdings L.P.
c/o Rhône Capital IV L.P.
630 Fifth Avenue, Suite 2710
New York, New York 10111

> Re: **Elizabeth Arden, Inc.**
> **Schedule TO-T filed by Rhône Capital IV L.P. et al.**
> **Filed August 27, 2014**
> **File No. 005-17826**

Dear Ms. Steiner:

We have reviewed your letter dated September 15, 2014 and have the following comments.

Source and Amount of Funds, page 20

1.   We note the response to prior comment 2. Given the magnitude of the ownership stake that the offerors will have in the issuer, assuming maximum participation in the tender offer; the augmented ability of the offerors to influence the control of the issuer through the addition of a board seat; and the fact that the offerors have only recently established an equity position in the issuer, we believe that offeror financial statements are material to a decision whether to tender in the offer, within the meaning of footnote 195 of SEC Release No. 34-42055 (October 22, 1999). Please provide financial statements of the offerors, which may be unaudited per Instruction 7 to Item 10 of Schedule TO.

Material Agreements, page 22

2.   We note the response to prior comment 3. That comment related to disclosure appearing in the second and third sentences of the first paragraph of Section 11, specifically, statements that that the material agreements and summaries thereof are not intended to provide factual information about the offerors or the issuer, and that the representations and warranties were made solely for the benefit of the parties. While the proposed amendment partially addresses the first point, it does not appear to address the second point. Please revise to remove any implication that the agreements do not constitute public disclosure under the federal securities laws.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
Trevor S. Norwitz, Esq.
Wachtell, Lipton, Rosen & Katz